UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

May 23, 2011

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Takashi Tsukamoto, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Tel: +81-(0)3-5224-2026
Public Relations Office
Corporate Communications
Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of June 21, 2011)	Current Position
Mr. Takashi Tsukamoto	Chairman	President & CEO (Representative Director)

Mr. Yasuhiro Sato	President & CEO (Representative Director)	Director

Mr. Junichi Nishizawa	Deputy President (Representative Director)	Mizuho Corporate Bank, Ltd. Managing Director and Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer

Mr. Mitsuaki Tsuchiya	Deputy President Head of Internal Audit Group	Deputy President - Executive Officer Head of Internal Audit Group

Mr. Isao Imai	Corporate Auditor	Counsel of TMI Associates

Mr. Satoru Nishibori	Retired	Director

Mr. Yukio Nozaki	Retired	Corporate Auditor

1.	The appointment of Messrs. Yasuhiro Sato, Junichi Nishizawa and Mitsuaki Tsuchiya as directors and the appointment of Mr. Isao Imai as corporate auditor are subject to approval at the regular general meeting of shareholders of MHFG to be held on June 21, 2011. Mr. Imai qualifies as an “outside corporate auditor” under the Company Law of Japan. Due to the new changes in the directors of MHFG, we have changed the nominee of Representative Director, even though Mr. Tsuchiya was once announced on March 7 to be Representative Director.

2.	It is expected that Mr. Tsukamoto will take his office as Chairman and Mr. Sato will take his office as President and CEO after the close of the regular general meeting of shareholders.

[New Representative Director, Director and Corporate Auditor Nominees]

(Nominees are subject to approval by the regular general meeting of shareholders to be held on June 21, 2011)

Name Date of Birth Education	Yasuhiro Sato Apr.15, 1952 Mar. 1976	Graduated from Faculty of Economics, the University of Tokyo
Business Experience

Joined in Apr. 1976

Executive Officer, Senior Corporate Officer of

International Banking Unit of Mizuho Corporate Bank, Ltd.

Managing Executive Officer

Managing Director, Head of Corporate Banking Unit

Deputy President (Representative Director), Chief Auditor

President and CEO (Representative Director) (current)

Director of Mizuho Financial Group, Inc. (current)

Number of Shares of our common stock owned (as of May 23, 2011) : 23,280

Name Date of Birth Education	Junichi Nishizawa June 12, 1956 Mar. 1980	Graduated from Faculty of Law, the University of Tokyo
Business Experience

Joined in Apr. 1980

General Manager of Human Resources Division of

Mizuho Bank, Ltd.

Executive Officer, General Manager of Nagoya-chuo

Corporate Banking Department of Nagoya-chuo Branch

Managing Executive Officer, Chief Risk Officer and Chief

Human Resources Officer of Mizuho Corporate Bank, Ltd.

Managing Director, Chief Risk Officer and Chief Human

Resources Officer (current)

Number of Shares of our common stock owned (as of May 23, 2011) : 176,900

Name Date of Birth Education	Mitsuaki Tsuchiya May 1, 1954 Mar. 1977	Graduated from Faculty of Economics, the University of Tokyo
Business Experience

Joined in Apr. 1977

Executive Officer, General Manager of Executive

Secretariat of Mizuho Corporate Bank, Ltd.

Managing Executive Officer

Deputy President-Executive Officer of Mizuho Trust &

Banking Co., Ltd.

Deputy President (Representative Director)

Director (current)

Deputy President - Executive Officer, Head of Internal

Audit Group of Mizuho Financial Group, Inc.

Name Date of Birth Education Business Experience	Isao Imai Dec. 26, 1939 Mar. 1962 Apr. 1964	Graduated from Faculty of Law, Kyoto University Assistant Judge of the Tokyo District Court

President of the Sendai High Court

President of the Tokyo High Court

Justice of the Supreme Court

Resigned from judge

Registered as attorney at law (Daiichi Tokyo Bar

Association)

Counsel of TMI Associates (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of June 20, 2011)	Current Position
Mr. Takashi Tsukamoto	President & CEO (Representative Director)	Mizuho Financial Group, Inc. President & CEO (Representative Director)

Mr. Satoru Nishibori	Retired	President & CEO (Representative Director)

Mr. Tadayuki Hagiwara	Retired	Managing Executive Officer IT & System Group, Operations Group, Customer Satisfaction Division

The appointment of Mr. Takashi Tsukamoto as director is subject to approval at the regular general meeting of shareholders of MHBK to be held on June 20, 2011.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of June 20, 2011)	Current Position
Mr. Isao Imai	Corporate Auditor	Counsel of TMI Associates

Mr. Yukio Nozaki	Retired	Corporate Auditor

The appointment of Mr. Isao Imai as corporate auditor is subject to approval at the regular general meeting of shareholders of MHCB to be held on June 20, 2011.

Mr. Imai qualifies as an “outside corporate auditor” under the Company Law of Japan.